SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2007

CHINA SOUTHERN AIRLINES COMPANY LIMITED
(Translation of registrant's name into English)

Jichang Road
Guangzhou, Guangdong 510405
People’s Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☒  Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes. ☐  No. ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-________.)

China Southern Airlines Company Limited (the "Company") on January 29, 2007 published in two local newspapers in Hong Kong an announcement in Chinese and English, respectively, in relation to the profit forecast for year 2006. A copy of the English announcement is included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By:	/s/ Su Liang
Name: Su Liang
Title: Company Secretary
Date: January 29, 2007

Announcement
Profit Forecast for Year 2006

The Board wishes to announce that, based on preliminary calculations in accordance with the PRC Accounting Standards the Company is expected to record a net profit for the year ended December 31, 2006 as compared with the loss of the Company recorded under the PRC Accounting Standards for the same period of year 2005.

As the Company is publishing a similar announcement in the People’s Republic of China pursuant to the relevant provisions of the Shanghai Stock Exchange, the Company, pursuant to the requirements of Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, is simultaneously also publishing this announcement in Hong Kong.

As China’s economy continued to grow at a steady pace in 2006, China Southern Airlines Company Limited (the “Company”) improved its production and business operation. Although its operating costs were under considerable pressure to rise as a result of the steady increase in the prices of aviation fuel, the Company managed to achieve satisfactory performance. The Company also benefited from the revaluation of Renminbi against US dollar and other foreign currencies. Based on a preliminary review of the operational and financial information of the Company, the management expects to record a net profit for the year ended December 31, 2006 as compared with the loss of the Company recorded under the PRC Accounting Standards for the same period of year 2005. Full details of the operational and financial information of the Company will be disclosed in the 2006 annual report of the Company. Shareholders of the Company and the public investors are cautioned not to place undue reliance on this estimate and beware of investment risks.

Due to various uncertainties regarding its operating environment, the Company did not make a forecast of its earnings in the third quarter 2006 report of the Company.

By order of the board
China Southern Airlines Company Limited

26 January 2007